

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Lau Chi Fung
Chief Executive Officer
CTRL Group Limited
Unit F, 12/F, Kaiser Estate Phase 1,
41 Man Yue Street, Hunghom,
Kowloon, Hong Kong

> **Re: CTRL Group Limited**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 24, 2023**
> **CIK No. 0001969928**

Dear Lau Chi Fung:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 filed October 24, 2023

Related Party Transactions, page 84

1.   Please revise to provide all the information required by Item 7.B. of Form 20-F since the beginning of the March 31, 2023 fiscal year, or any currently proposed transactions, and ensure you describe each related party transaction individually. In this regard, we note your disclosure on page 56 about investing and financing activities, and contractual obligations for the years ended March 31, 2023 and, presumably, 2022, though your header does not clarify.

 Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Mendelson, Esq.